FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 25, 2004
Commission File Number 000-30358

ebookers plc

(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Exhibit Index

This filing contains the following exhibits:

Exhibit	Description
1	Pro forma financial information for ebookers plc for the year ended December 31, 2003,
2	Audited financial statements for Travelbag Holdings Ltd for the years ended March 31, 2002, 2001 and 2000 prepared in accordance with U.K. GAAP including U.K. GAAP to U.S. GAAP reconciliations for these periods, and
3	Unaudited financial statements for Travelbag Holdings Ltd for the seven months ended October 31, 2002 and 2001 prepared in accordance with U.K. GAAP including U.K. GAAP to U.S. GAAP reconciliations for these periods. The financial statements for the seven months ended October 31, 2002 were initially prepared for ebookers plc's listing particulars submitted to the UK Listing Authority in connection with the acquisition of Travelbag Holdings Ltd.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2004	ebookers plc
	By:	/s/ Nigel Addison Smith
NIGEL ADDISON SMITH Chief Financial Officer